SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              HADRO RESOURCES, INC.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    405007105
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   405007105                             Page 2  of 7    Pages
--------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:           Alexander W. Cox
        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:                      N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                   (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     CASH/ACCRUED INTEREST
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
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                          7      SOLE VOTING POWER
                                 2,250,000 Shares of Common Stock
        NUMBER OF      ---------------------------------------------------
        SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY      ---------------------------------------------------
           EACH           9      SOLE DISPOSITIVE POWER
        REPORTING                2,250,000 Shares of Common Stock
          PERSON       ---------------------------------------------------
           WITH           10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 Shares of Common Stock
--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                               [   ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.2%
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   INDIVIDUAL
--------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Alexander W. Cox, an individual ("Cox"), as the reporting person hereunder, relative to the acquisition by Cox of certain shares of common stock of Hadro Resources, Inc. Cox has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Hadro Resources, Inc. ("Hadro"). Hadro maintains its principal executive offices at 50 West Liberty, Suite 880, Reno, Nevada 89501.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Alexander W. Cox, an individual and citizen of Canada. The address for Cox is 428 - 755 Burrard Street, Vancouver, British Columbia V6Z 1X6 Canada.

     Pursuant to General Instruction C of Schedule 13D, Cox (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to the Instruction C Person, are as follows:

--------------------------------------------------------------------------------
     Name                                Business Address
     ----                                ----------------
Alexander W. Cox                         428 - 755 Burrard Street
                                         Vancouver, British Columbia
                                         Canada V6Z 1X6
 -------------------------------------------------------------------------------

     Cox has the sole right to control the disposition of and vote the Hadro securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 20, 2000, Sparten Asset Group ("Sparten") sold 100,000 shares of Hadro's free trading Common Stock to Cox at $0.30 per share for an aggregate consideration of approximately $30,000. At the time of the transaction, Sparten held of record 190,000 shares of free trading common stock of Hadro and was not considered to be an "affiliate" of Hadro.

     Pursuant to a private transaction not involving a public sale, on January 30, 2001, Tri Star Financial Group, Inc. ("Tri Star") sold 1,750,000 shares of Hadro's restricted Common Stock to Cox at a price of $0.001 per share for an aggregate consideration of approximately $1,750.00. At the time of the transaction, Tri Star held of record 7,000,000 shares of restricted common stock and was considered to be an "affiliate" of Hadro.

     On January 31, 2001, Rising Sun Capital Corp. ("Rising Sun") sold 400,000 shares of Hadro's free trading common stock to Cox at $0.30 per share for an aggregate consideration of approximately $120,000. At the time of the transaction, Rising Sun held of record 490,000 shares of free trading common stock of Hadro and was not considered to be an "affiliate" of Hadro.

ITEM 4. PURPOSE OF TRANSACTION

     The transactions described herein were undertaken for the purposes of providing Cox with an equity position in Hadro, which management believes may result in possible future opportunities to obtain additional financing from the sale of debt or equity instruments by Hadro:

     (i) On December 20, 2000, Sparten sold 100,000 shares of Common Stock to Cox at $0.30 per share for an aggregate consideration of approximately $30,000. There was no written documentation between the parties involving the sale and purchase of the securities. On December 20, 2000, Sparten held of record 190,000 shares of free trading Common Stock and, therefore, was not deemed an affiliate of Hadro. The 100,000 shares acquired by Cox are free trading.

     (ii) On January 30, 2001, pursuant to a private transaction not involving a public offering, Tri Star sold 1,750,000 shares of restricted Common Stock to Cox at a price of $0.001 per share for an aggregate consideration of approximately $1,750. On January 30, 2001, Tri Star held of record 7,000,000 shares of restricted Common Stock and, therefore, was deemed an affiliate of Hadro. The 1,750,000 shares of Common Stock acquired by Cox are restricted securities. Cox executed a purchase and sale of securities agreement in which Cox acknowledged that the securities had not been registered under the Securities Act of 1933, as amended, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from Hadro's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the sale and purchase of the securities.

     (iii) On January 31, 2001, Rising Sun sold 400,000 shares of Common Stock to Cox at $0.30 per share for an aggregate consideration of approximately $120,000. There was no written documentation between the parties involving the sale and purchase of the securities. On January 31, 2001, Rising Sun held of record 490,000 shares of free trading Common Stock and, therefore, was not deemed an affiliate of Hadro. The 400,000 shares of Common Stock acquired by Cox are free trading.

     Pursuant to the instructions for items (a) through (j) of Item 4, Cox has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Cox has acquired 2,225,000 shares of common stock of Hadro. Cox may consider the acquisition of additional securities of Hadro, but has no present plans or proposals to do so.

     (b) Cox has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Hadro or to enter into extraordinary corporate transactions.

     (c) Cox has no present plans or proposals to cause a sale or transfer of a material amount of assets of Hadro.

     (d) Cox plans to exercise the voting rights associated with ownership of shares of common stock of Hadro.

     (e) Cox has no present plans or proposals to cause a material change in the capitalization of Hadro.

     (f) Cox has no present plans or proposals to make any other material change to the business or corporate structure of Hadro.

     (g) Cox has no present plans or proposals to change Hadro's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Hadro by any person.

     (h) Cox has no present plans or proposals to cause Hadro's common stock from not being quoted on the OTC Bulletin Board.

     (i) Cox has no present plans or proposal relating to a class of securities of Hadro becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Cox does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 1, 2001, Cox beneficially owned 2,250,000 shares (or approximately 17.2% of the outstanding shares) of Hadro's common stock as follows:

          Holder                               Number of Shares
          ------                               ----------------

          Alexander W. Cox                          100,000
          Alexander W. Cox                        1,750,000
          Alexander W. Cox                          400,000

          Total                                   2,250,000

     (b) No Instruction C Person owns any other common or preferred shares of Hadro. Cox has sole power to vote or to direct the voting of the 2,250,000 common shares of Hadro held by Cox.

     (c) As of January 31, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Hadro equity securities, other than the acquisitions by Cox disclosed above, have been engaged in by Cox, or by any associates of said party, nor does the said party have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Purchase and Sale of Securities Agreement between Tri Star Financial Group, Inc. and Alexander Cox dated January 30, 2001.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: March 6, 2001                          /s/ Alexander W. Cox
-------------------                          --------------------
                                             Alexander W. Cox